ADVANCED BATTERY TECHNOLOGIES, INC.
21 West 39th Street, Suite 2A
New York, NY 10018
212-391-2752
212-391-2751 (fax)

September 25, 2007
VIA EDGAR
Gary Todd
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Advanced Battery Technologies, Inc.
Form 10-KSB for the year ended December 31, 2006
Filed April 16, 2007
Form 10-QSB for the quarter ended March 31, 2007
File No. 000-13337

Dear Mr. Todd:

Further to our conversation regarding our response to Comment 6 in your letter dated July 20, 2007. I have prepared a supplemental response to further illustrate our position on how the goodwill impairment test was conducted.

6.
You disclose in Note 5 a method through which you assess the recoverability of goodwill. The method you describe appears to be that applied to long-lived assets under the scope of SFAS 144. With respect to goodwill, please tell us how your method is consistent with the guidance from paragraphs 19 through 21 to SFAS 142. Show us that you appropriately applied that guidance in measuring the goodwill impairment. We may have further comment on disclosure once we better understand how you measured the goodwill impairment recorded in 2006.

Supplemental response to comment 6:

The Company performs an impairment test for goodwill annually, using a two-step impairment test:

Step 1 – Test for potential impairment

The Company compares the fair value of all of its assets and liabilities with their carrying amount (book value). If the fair value of those assets and liabilities is greater than their carrying amount (including recorded goodwill), then there is no impairment of goodwill. If the carrying amount is greater than their fair value, the goodwill is considered impaired and then the Step 2 procedure to measure the amount of impairment is conducted.

In its test for impairment as of December 31, 2006, the Company found that the book value of its assets and liabilities (including recorded goodwill) as of that date was indeed greater than the fair value. Therefore, the goodwill was considered impaired.

Step 2 – Measuring the amount of impairment loss

In determining the amount of impairment loss, the Company compares the carrying amount of the goodwill with the implied fair value of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for an amount equal to that excess. The impairment loss cannot exceed the carrying amount of the goodwill. Only the value of goodwill is adjusted through this process. Once the goodwill is written down, it cannot be increased to its original carrying amount in the future.

In applying Step 2 to the goodwill recorded as of December 31, 2006, the implied fair  value of the goodwill was determined by allocating the fair value of the Company to all of its assets and liabilities.  Any excess was assigned to goodwill. The excess equals the implied fair value of the goodwill for impairment testing purposes only.

The carrying amount of the goodwill at the year-end 2006 was $2,174,255. The implied fair value of the goodwill was determined as $124,051 by using the above method. Therefore, an impairment loss of $2,050,204 was recognized.

Thank you very much for your attention.

Yours.

/s/ Sharon Xiaorong Tang

Sharon Xiaorong Tang,
Chief Financial Officer
Advanced Battery Technologies, Inc.